Exhibit 3.1

FIBROCELL SCIENCE, INC.

CERTIFICATE OF AMENDMENT OF THE

AMENDED AND RESTATED

CERTIFICATE OF DESIGNATIONS OF PREFERENCES,

RIGHTS AND LIMITATIONS

OF

SERIES D 6% CUMULATIVE PERPETUAL CONVERTIBLE PREFERRED STOCK

FIBROCELL SCIENCE, INC., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware,

DOES HEREBY CERTIFY:

1. The name of the corporation is Fibrocell Science, Inc. (the “Corporation”).

2. The certificate of incorporation of the Corporation authorizes the issuance of 5,000,000 shares of preferred stock of a par value of $0.001 per share and expressly vests in the Board of Directors of the Corporation the authority to fix the dividend rights, dividend rate, voting rights, conversion rights, rights and terms of redemption and liquidation preferences of any wholly unissued series of preferred stock and the number of shares constituting any series and the designation thereof, of any of them.

3. That an Amended and Restated Certificate of Designations was filed with the Secretary of State of Delaware on December 10, 2010 designating 8,000 shares of Series D 6% Cumulative Perpetual Convertible Preferred Stock (the “Series D Certificate of Designations”).

4. That the following amendments have been duly adopted in accordance with Section 242 of the General Corporation Law of the State of Delaware:

First, that the Certificate of Designations of this Corporation be amended by changing Section 8 thereof by adding a new Section 8(d), which shall read in its entirety as follows:

d) Notwithstanding anything herein to the contrary, if at any time the Corporation completes a Qualified Financing, then immediately prior to the closing of such Qualified Financing each outstanding share of Preferred Stock shall be automatically converted into that number of shares of Common Stock (without regard to any limitations set forth in Section 6(d)) determined by dividing the Stated Value of such share of Preferred Stock by $0.25. Promptly after the closing of the Qualified Financing, each Holder shall surrender the certificate(s) representing the shares of Preferred Stock to the Corporation, and the Company shall deliver the shares of Common Stock resulting from such conversion and any accrued and unpaid cash dividends as directed by Holder. Notwithstanding the provisions of Section 7(b) or any other provision herein to the contrary, the issuance of securities in the Qualified Financing shall not be deemed to be a Dilutive Issuance and the Conversion Price shall not be subject to any downward adjustment as a result of the Qualified Financing. “Qualified Financing” means an equity financing pursuant to which the Corporation receives gross proceeds of no less than $35,000,000.

5. This amendment to the Certificate of Designations of this Corporation shall be effective upon filing.

IN WITNESS WHEREOF, the undersigned have executed this Amendment this 5th day of October 2012.

/s/ David Pernock	/s/ Declan Daly
Name: David Pernock	Name: Declan Daly
Title: Chairman	Title: Secretary